United States Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934

                   For the fiscal year ended December 31, 2006
                                             -----------------

                                       or
                                       --

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the transition period from _____ to _____


                        Commission file number 001-11001
                                               ---------

                          Citizens 401(k) Savings Plan
                          ----------------------------
                            (Full title of the Plan)


                         Citizens Communications Company
                                3 High Ridge Park
                                  P.O. Box 3801
                               Stamford, CT 06905
                         -------------------------------

                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                       of its principal executive offices)

                          CITIZENS 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2006 and 2005

         (With Report of Independent Registered Public Accounting Firm)

                          CITIZENS 401(k) SAVINGS PLAN



                                Table of Contents


                                                                                           Page
                                                                                           ----

Report of Independent Registered Public Accounting Firm                                      1

Financial Statements:

     Statements of Net Assets Available for Benefits - December 31, 2006 and 2005            2

     Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2006                                                                       3

Notes to Financial Statements                                                              4-10

Supplemental Schedules:*


Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December
31, 2006                                                                                    11

Signature                                                                                   12

Consent of Independent Registered Public Accounting Firm                                    13



     * Schedules required by Form 5500 that are not applicable have not been included.


             Report of Independent Registered Public Accounting Firm



To the Participants and Plan Administrator of the Citizens 401(k) Savings Plan:


We have audited the statements of net assets available for benefits of the Citizens 401(k) Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Schedule of Assets (Held at End of Year), for the year ended December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.



                                           /s/ Insero & Company CPAs, P.C.
                                              Certified Public Accountants


Insero & Company CPAs, P.C.
Certified Public Accountants
Rochester, New York
June 26, 2007



                          CITIZENS 401(k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005

                                                                               2006                  2005
                                                                        -------------------   -------------------
Assets:
     Cash and Cash Equivalents:
           Uninvested Cash                                              $           57,133    $           72,519
     Investments (note 3):
        Citizens Communications Company common stock                            56,348,759            57,369,952
        Mutual funds                                                           198,833,321           166,262,876
        Collective trusts                                                      137,350,003           129,912,167
        Participant loans                                                       15,795,960            15,806,492
        Brokerage accounts                                                         184,248               155,981
                                                                        -------------------   -------------------
                 Total investments, at fair value                              408,512,291           369,507,468
     Receivables:
        Employer contributions                                                     343,066               195,383
        Participant contributions                                                1,504,766               833,434
                                                                        -------------------   -------------------
                 Total receivables                                               1,847,832             1,028,817
                                                                        -------------------   -------------------

                 Net assets available for benefits, at fair value              410,417,256           370,608,804
                                                                        -------------------   -------------------
     Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment
     contracts                                                                     605,079               579,711
                                                                        -------------------   -------------------
                 Net assets available for benefits                      $      411,022,335    $      371,188,515
                                                                        ===================   ===================



                 See accompanying notes to financial statements.


                          CITIZENS 401(k) SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2006


Additions to net assets attributed to:                                          2006
                                                                         -----------------
     Investment income:
        Dividends                                                        $     23,260,247
        Interest                                                                  828,398
        Net appreciation in fair value of investments (note 3)                 29,413,694
                                                                         -----------------
                                                                               53,502,339
                                                                         -----------------
     Contributions:
        Participant                                                            22,824,681
        Employer                                                                7,367,767
        Rollover                                                                  444,285
                                                                         -----------------
                                                                               30,636,733
                                                                         -----------------
                 Total additions                                               84,139,072
                                                                         -----------------
Deductions from net assets attributed to:
     Distributions to participants                                            (44,305,252)
                                                                         -----------------
                 Total deductions                                             (44,305,252)
                                                                         -----------------
Net increase in assets available for benefits                                  39,833,820
Net assets available for benefits:
     Beginning of year                                                        371,188,515
                                                                         -----------------
     End of year                                                         $    411,022,335
                                                                         =================

                See accompanying notes to financial statements.

                          CITIZENS 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


(1)  Description of the Plan

     General

     The following brief description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. Copies of the Plan document are available from the Plan sponsor.

     (a)  Background

          The Plan is a defined contribution plan sponsored and managed by Citizens Communications Company (the "Company"). Under the terms of the Plan, employees are eligible to participate in the Plan as of the first day of the month (the "entry date") immediately following the employee's completion of 30 days of service, provided that the employee is employed by a participating employer in an eligible class of employees. Leased employees, individuals not on the employer's payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     (b)  Contributions

          Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2006 was $15,000.

          In addition, eligible Frontier union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to (i) 50% of the participant's eligible compensation reduced by (ii) the percentage of eligible compensation deferred through elective pre-tax deferrals.

          All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code ("IRC"). The maximum allowable catch-up contribution for 2006 was $5,000. No matching contributions are made with respect to a participant's catch-up contributions.

          The  Company  contributes  50% of  each  non-bargaining  participant's contribution  up to 6% of each  participant's  eligible  compensation.
          Company contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. The Company contributions for non-union and certain union participants are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

          For certain union employees covered by collective bargaining agreements, the Company may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions, and Special Transition-Year Contributions (as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

          Supplemental Profit Sharing Matches may be contributed, contingent upon the Company exceeding certain financial targets. For each 1% above the Company's operating income plus depreciation and amortization ("EBITDA") goal approved by the Company's Board of Directors, the Company provides eligible employees with 0.5% of eligible pay in the form of a matching contribution into the 401(k) Plan, up to a maximum of 3%. Only non-union and certain union employees who have contributed at least 1% of their eligible pay during the year as elective deferrals are eligible for a Supplemental Profit Sharing Match. For the year ended December 31, 2006, the Company did not exceed its EBITDA goal and therefore no supplemental profit sharing match was made on behalf of the employees.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and
          (b) investment earnings or losses. Allocations are based on each participant's investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, or attainment of normal retirement age while an employee. Except as otherwise noted, for any other termination of employment, the vesting schedule for Company contributions and related earnings is as follows:

                          Years of Service          Vesting Percentage
                  -------------------------------------------------------

                  Less than 2 years                             0%
                  2 years but less than 3 years                40%
                  3 years but less than 4 years                60%
                  4 years but less than 5 years                80%
                  5 years or more                             100%

          Frontier union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

     (e)  Participant Loans

          Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are after tax, and are credited to each participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan. Any distribution following a participant's termination of employment is reduced by any loan balance outstanding at the time of such distribution.

     (f)  Payment of Benefits

          Inactive participants do not have the option to keep any portion of their account in the Plan beyond the attainment of age 70 1/2. Participants still employed by the Company at age 70 1/2, must take a full distribution of their balances on or before April 1st of the calendar year after they retire.

          Upon termination of employment or permanent disability, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005), the participant's balance will be distributed automatically at that time.

     (g)  Forfeitures

          Forfeitures of nonvested Company contributions are applied first to the payment of Plan administrative expenses, to the extent not previously paid by the Company, with any excess being applied to reduce future contributions of the Company. For the year ended December 31, 2006, forfeited nonvested Company contributions totaled $209,362. Forfeited nonvested Company contributions of $0 were used to fund Plan administrative expenses, and $72,367 (including amounts remaining from prior years) was used to partially fund the Company match for the year ended December 31, 2006.

     (h)  Administrative Expenses

          The majority of Plan administrative expenses are paid by participants through investment management fees. There were no Plan administrative expenses charged by T. Rowe Price for the years ended December 31, 2006 and 2005.

     (i)  Investments

          The Plan offered the following 17 investment options as of December 31, 2006:

                Citizens Communications Company Common Stock
                PIMCO Total Return Fund, Admin. Shares
                PIMCO Long Term U.S. Government Fund, Admin.
                Dreyfus Premier New Leaders Fund, A
                JP Morgan Diversified Mid Cap Growth Fund
                JP Morgan Mid Cap Value Fund, A
                Morgan Stanley Institutional Small Company Growth Portfolio, B Morgan Stanley Institutional International Equity Portfolio, B Morgan Stanley Institutional U.S. Real Estate Fund, B
                T. Rowe Price Stable Value Fund
                T. Rowe Price Equity Index Trust
                T. Rowe Price Equity Income Fund
                T. Rowe Price Growth Stock Fund
                T. Rowe Price Personal Strategy Balanced Fund
                T. Rowe Price Personal Strategy Growth Fund
                T. Rowe Price Personal Strategy Income Fund
                T. Rowe Price TradeLink

          Effective   January  1,  2006,  the  Plan  was  amended  to  implement restrictions on a participant's ability to invest in Citizens Communications Company common stock if the value of the Company stock fund exceeds 15% of the total value of the participant's account. In addition, a participant is restricted from investing more than 15% of current contributions in the Company stock fund.

     (j)  Mutual Fund Fees

          Investments in mutual funds are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.



(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

          As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pensions Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. The preparation of these financial statements also requires the use of plan administrator estimates. Actual results may differ from these estimates. Certain reclassifications of balances previously reported have been made to conform to the current presentation.

     (c)  Investments

          The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan's interest in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Common stock is valued at its quoted market price as of the end of the Plan year. Participant loans are valued at cost, which approximates fair value. In addition, the Plan offers a brokerage option, Tradelink, whereby participants  invest in  publicly  traded  mutual  funds  not  offered directly by the Plan. The net appreciation in fair value of investments consists of the net realized gains and losses on the disposal of investments during 2006 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2006.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

     (d)  Benefits Paid

          Distributions to participants are recorded when paid.

     (e)  Risks and Uncertainties

          The Plan offers a number of investment options including the Company's common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

          The Plan's exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Company Common Stock Fund, which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

     (3)  Investments

          The following presents investments at fair value that represent 5% or more of the Plan's net assets at the end of year:

                                                                               2006               2005
                                                                         -----------------  ------------------

Citizens Communications Company Common Stock Fund:
    Participant-Directed, 3,770,805 and 4,432,500 shares,
      respectively                                                       $     54,173,081    $    54,207,800
    Company-Directed, 150,473 and 258,420 shares, respectively                  2,175,678          3,162,152
PIMCO Total Return Fund, Admin. Shares                                         26,133,941         26,592,597
Morgan Stanley Institutional International Equity Portfolio, B                 32,703,399         25,744,817
T. Rowe Price Growth Stock Fund                                                29,677,168         26,640,127
T. Rowe Price Stable Value Fund                                                70,581,648         68,892,174
T. Rowe Price Equity Index Trust                                               66,768,355         61,019,993
T. Rowe Price Equity Income Fund                                               21,817,534             ***
  *** Fund represented less than 5% of Plan's net assets in 2005.

Citizens Communications Company Common Stock Fund includes investments in Citizens Communications common stock and additional uninvested cash.

          During 2006, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $29,413,694 as follows:

              Common stocks                  $         9,183,934
              Mutual funds                             9,490,035
              Collective trusts                       10,739,725
                                            --------------------
                                             $        29,413,694
                                            ====================

     (4)  Company-Directed Investments

          Information about the assets available for benefits and significant components of the changes in assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                             2006               2005
                                                        --------------     -------------
Assets:
  Common Stock of the Company at December 31            $    2,175,678     $   3,162,152
                                                        ==============     =============

Changes in assets:
  Dividends                                                    204,053           259,362
  Net change in fair value of investments                      441,212          (415,859)
  Distributions to participants                             (1,631,739)         (458,524)
                                                        --------------     -------------

            Change in assets                            $     (986,474)    $    (615,021)
                                                        ==============     =============

     (5)  Related Party Transactions

          Certain Plan assets are invested in shares of mutual funds and collective trust funds that are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, transactions involving these assets qualify as party-in-interest transactions. There were no trustee fees paid by the Company to T. Rowe Price for the years ended December 31, 2006 and 2005.

     (6)  Plan Termination

          Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

     (7)  Tax Status

          The Plan received a favorable determination letter from the Internal Revenue Service dated January 9, 2006, indicating that it meets the requirements of Section 401(a) and 501(a) of the Internal Revenue Code ("IRC") and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

     (8)  Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation from the financial statements to the Form 5500 at December 31, 2006:

           Net Assets Available for Benefits per the Financial Statements         $     411,022,335

           Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive
             investment contracts                                                          (605,079)
                                                                                 ---------------------

           Net Assets Available for Benefits per the Form 5500                    $     410,417,256
                                                                                 =====================


           Net Increase in Assets Available for Benefits per the
             Financial Statements                                                 $      39,833,820

           Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive
             investment contracts                                                          (605,079)
                                                                                  ---------------------

           Net Income per the Form 5500                                           $      39,228,741
                                                                                  =====================


                          CITIZENS 401(k) SAVINGS PLAN
                           EIN #: 06-0619596 Plan #005
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                                December 31, 2006

(a)                      (b)                                                         (c)                                 (e)
                  Identity of Issuer                                     Description of Investment                 Current Value
---------------------------------------------------------------------------------------------------------------------------------
*  Citizens Communications Company                           Common Stock; 3,921,278 shares; cost at $46,245,856   $  56,348,759
                                                                                                                  ---------------

*  T. Rowe Price TradeLink                                           Brokerage Accounts; 184,248 shares                  184,248
                                                                                                                  ---------------

   PIMCO Total Return Fund, Admin. Shares                            Mutual Funds; 2,517,721 shares                   26,133,941
   Dreyfus Premier New Leaders Fund, A                               Mutual Funds; 170,454 shares                      8,169,882
   JP Morgan Diversified Mid Cap Growth Fund                         Mutual Fund; 435,946 shares                       9,725,955
   JP Morgan Mid Cap Value Fund, A                                   Mutual Fund; 379,020 shares                       9,763,553
   PIMCO Long Term U.S. Government Fund, Admin.                      Mutual Fund; 331,771 shares                       3,520,089
   Morgan Stanley Institutional Small Company Growth Portfolio, B    Mutual Fund; 1,539,114 shares                    19,439,004
   Morgan Stanley Institutional International Equity Portfolio, B    Mutual Fund; 1,603,108 shares                    32,703,399
   Morgan Stanley Institutional U.S. Real Estate Fund, B             Mutual Fund; 582,921 shares                      16,292,653
*  T. Rowe Price Personal Strategy Balanced Fund                     Mutual Fund; 540,010 shares                      10,832,609
*  T. Rowe Price Personal Strategy Income Fund                       Mutual Fund; 286,231 shares                       4,533,901
*  T. Rowe Price Growth Stock Fund                                   Mutual Fund; 938,260 shares                      29,677,168
*  T. Rowe Price Equity Income Fund                                  Mutual Fund; 738,326 shares                      21,817,534
*  T. Rowe Price Personal Strategy Growth Fund                       Mutual Fund; 245,411 shares                       6,223,633
                                                                                                                  ---------------
                                                                     Total mutual funds                              198,833,321
                                                                                                                  ---------------

*  T. Rowe Price Stable Value Fund                                   Collective Trust; 71,186,728 shares              70,581,648
*  T. Rowe Price Equity Index Trust                                  Collective Trust; 1,572,500 shares               66,768,355
                                                                                                                  ---------------
                                                                     Total collective trust                          137,350,003
                                                                                                                  ---------------

*  Participant loans                                                 3,406 loans, maturing in 1 to 20 years,
                                                                     with interest rates ranging from 4.0% to
                                                                     9.5%                                             15,795,960
                                                                                                                  ---------------

                                                                                                                   $ 408,512,291
                                                                                                                  ===============
* Party-in-interest as defined by ERISA



                 See accompanying independent auditors' report.

                          CITIZENS 401(k) SAVINGS PLAN





                                    Signature
                                    ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                          Citizens 401(k) Savings Plan





                          By   /s/  Robert J. Larson
                            ----------------------------------------

                                    Robert J. Larson

                          Senior Vice President and Chief Accounting Officer



June 26, 2007

            Consent of Independent Registered Public Accounting Firm




We consent to the incorporation by reference in Registration Statement (No. 33-48683) on Form S-8 and in Registration Statement (No. 333-91054) on Form S-8 of Citizens Communications Company of our report dated June 22, 2007, relating to the statements of net assets available for benefits of the Citizens 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, which report appears in the Annual Report on Form 11-K.



                                              /s/ Insero & Company CPAs, P.C.
                                                 Certified Public Accountants



Rochester, New York
June 26, 2007